Tuatara Capital Acquisition Corporation
655 Third Avenue, 8th Floor
New York, New York 10017

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dave Edgar
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Tuatara Capital Acquisition Corporation
Registration Statement on Form S-4
File No. 333-262628

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-262628), as amended, to 5:30 p.m. Eastern Time on May 16, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Albert Foreman
Chief Executive Officer, Tuatara Capital Acquisition Corporation

cc:	Derek J. Dostal, Davis Polk & Wardwell LLP
Leonard Kreynin, Davis Polk & Wardwell LLP